FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Letter to the Buenos Aires Stock Exchange regarding Payment of Dividends.

September 7, 2009

Buenos Aires Stock Exchange

Buenos Aires

Dear Sirs:

Ref. MATERIAL INFORMATION – Ordinary and Special Shareholders’ Meeting of March 27, 2009 - Payment of Dividends

It is a pleasure to inform you that the Argentine Central Bank (Banco Central de la República Argentina) has authorized the Board of Directors of BBVA Banco Francés S.A. to proceed with the distribution of Arg. Pesos $ 100 MILLION in dividends to its shareholders.

This amount will be distributed as follows: Arg. Pesos $ 35 million in cash and Arg. Pesos $ 65 million in shares upon completion of all pertinent legal procedures.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: September 8, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer